Exhibit 21

Subsidiaries of Cal-Maine Foods, Inc.

Name of Subsidiary	Place of Incorporation or Organization	Percentage of Outstanding Stock or Ownership Interest Held by Registrant
Cal-Maine Farms, Inc.	Delaware	100%
Southern Equipment Distributors, Inc.	Mississippi	100%
South Texas Applicators, Inc.	Delaware	100%
Cal-Maine Partnership, Ltd.	Texas	(1)
CMF of Kansas, LLC	Delaware	(2)

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(1)	Limited partnership in which Cal-Maine Foods, Inc. has a 1% General Partner interest and Cal-Maine Farms, Inc. has a 99% Limited Partner interest.

(2)	Limited liability company of which Cal-Maine Foods, Inc. and Cal-Maine Farms, Inc. are members and have 99% and 1% interests, respectively.